Exhibit 99.1

Ellomay Announces Conditional Early Redemption of Series A Debentures

Tel-Aviv, Israel, December 16, 2019 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that it provided a conditional notice of redemption to the holders of its Series A Debentures, due 2023 (the “Early Redemption”).

The Company is currently in advanced stages of negotiating the sale of its Italian PV portfolio to a third party in consideration for approximately €39 million (an amount consisting of a consideration in the amount of approximately €41 million, net of withdrawals made by the Company from the Italian portfolio companies during 2019 in the amount of approximately €2 million), subject to adjustments. The Early Redemption is subject to the execution and consummation of the sale of the Company’s Italian PV portfolio. The execution and consummation of definitive agreements for the sale of the Company’s Italian PV portfolio and the consideration are subject to the completion of the negotiations to the satisfaction of the Company, and to the receipt of third party consents including banks. There can be no assurance that the negotiations will materialize or whether a definitive agreement will be executed and consummated and under which terms.

Subject to the occurrence of the condition relating to the sale of the Company’s Italian PV portfolio, the Early Redemption date will be December 31, 2019. Pursuant to the terms of the deed of trust governing the Series A Debentures, the redemption amount will be the sum of approximately NIS 80.1 million (approximately €20.6 million) in principal and a prepayment charge of approximately NIS 5.7 million (approximately €1.5 million), amounting to an aggregate redemption amount of approximately NIS 85.8 million (approximately €22.1 million). On the date of the Early Redemption, the Company will also make a principal and interest repayment pursuant to the original repayment schedule included in the deed of trust governing the Series A Debentures in the aggregate amount of approximately NIS 22.3 million (approximately €5.8 million), consisting of a principal repayment in the amount of NIS 20 million (approximately €5.2 million) and an interest payment in the amount of NIS 2.3 million (approximately €0.6 million). Following the Early Redemption and the repayment of the principal and interest originally scheduled for December 31, 2019, the Series A Debentures will be delisted from the Tel Aviv Stock Exchange.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
100% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the outcome of the negotiations for the sale of the Company’s Italian PV portfolio, the ability to obtain third party consents and prevailing market and economic conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com